CURVATURE SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQURIEMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Credit balances
       Total credit items $ -

Debit balances
       Total debit items $ -

Reserve Computation

Excess of total credit over total debits $ -

Required Deposit $ -

Amount deposited in reserve bank $ -

There are no material differences between the amounts presented above and the amounts
as reported in the Company Part II of Form X-17A-5 as of December 31, 2016